Exhibit 99.5

Management Discussion and Analysis of Financial Condition and Results of Operations
for the Three Years Ended December 31, 2020.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided as a supplement to, and should be read in conjunction with, our audited Combined Financial Statements and notes thereto for the years ended December 31, 2020, 2019 and 2018, which were included in RumbleOn’s Form 8-K that was filed on April 8, 2021.

Overview

RideNow Group and Affiliates, a non-legal entity, (“RideNow” or “The Group” or the “Company”) is a collection of franchised dealerships operating in the powersports industry. The Group is engaged in the sale of new and used motorcycles, all-terrain vehicles, personal watercraft, other powersports vehicles, and related products and services, including repair and maintenance services, parts and accessories, riding gear, and apparel. As of December 31, 2020, RideNow owned and operated more than 45 retail dealerships in the United States, predominately in the Sunbelt region. The core brands sold by RideNow are Harley-Davidson, Honda, Yamaha, Kawasaki, Suzuki, Bombardier, Polaris, BMW, Ducati and Triumph, which are sold through franchise dealer agreements.

On December 31, 2020, and December 31, 2019 RideNow had two operating segments: (1) Harley-Davidson motor sports dealerships and (2) Metric motor sports dealerships (representing all Non-Harley-Davidson motor sports dealerships). RideNow’s Harley-Davidson dealership segment is comprised of retail franchises that sell new and used motorcycles and related accessories, riding gear and apparel, replacement parts, equipment repair and maintenance services, and also arrange for the delivery of finance and insurance products through third party providers. RideNow’s Metric dealerships segment is comprised of retail franchises that sell new and used motorcycles (non-Harley-Davidson) and other motor sports equipment, including all-terrain vehicles, utility terrain vehicles, boats, personal watercraft, snowmobiles and scooters from manufacturers such as Honda, Yamaha, Kawasaki, Suzuki, Bombardier, Polaris, BMW, Ducati and Triumph. Additionally, dealerships in RideNow’s Metric segment sell related products and services, including repair and maintenance services and also arrange for the delivery of finance and insurance products through third party providers. RideNow has determined that the operating segments also represent the reportable segments. The reportable segments identified above are the business activities of RideNow for which discrete financial information is available and for which operating results are regularly reviewed by the chief operating decision maker to assess operating performance and allocate resources. RideNow’s chief operating decision maker is comprised of its two owners, who are also RideNow’s (1) Chairman of the Board and (2) Chief Executive Officer.

For the years ended December 31, 2020, new vehicle sales accounted for 57.4% of the Company’s revenue and 33.3% of total gross profit compared to 54.0% and 23.4% of the Company’s revenue and gross profit, respectively in 2019 and 55.7% and 26.0%, respectively in 2018. Used vehicle sales accounted for 16.3% of the Company’s revenue and 9.4% of total gross profit for the year ended December 31, 2020, compared to 18.0% and 9.2%, of the Company’s revenue and gross profit, respectively, in 2019 and 16.2% and 7.4%, respectively in 2018. Service, parts and others accounted for 18.3% of the Company’s revenue and 28.8% of total gross profit for the year ended December 31, 2020, compared to 20.6% and 37.7%, respectively in 2019 and 20.9% and 37.6%, respectively in 2018. Finance and insurance, accounted for 8.0% of the Company’s revenue and 28.0% of total gross profit compared to 7.4%% and 29.7%, respectively in 2019 and 7.2% and 29.1%, respectively in 2018.

Acquisition by RumbleOn

On March 12, 2021, RumbleOn, Inc. announced a definitive agreement to combine with the RideNow Group to create the only omnichannel customer experience in powersports and the largest publicly traded powersports dealership platform (the “RideNow Transactions”). Under the terms of the definitive agreement, RumbleOn will combine with up to 46 entities operating under the RideNow brand for a total consideration of up to $575.4 million, consisting of $400.4 million of cash and approximately 5.8 million shares of RumbleOn Class B Common Stock. RumbleOn will finance the cash consideration through a combination of up to $280.0 million of debt and the remainder through the issuance of new equity. RumbleOn has entered into a commitment letter with Oaktree Capital Management, L.P. (“Oaktree”) to provide for the debt financing, subject to certain conditions (the “Oaktree Financing”). The number of shares to be issued to RideNow is subject to increase as described in the definitive agreement. The RideNow Transaction is subject to successful completion of the debt and equity financing, RumbleOn stockholder approval, manufacturer approval, other federal and state regulatory approvals, and other customary closing conditions as described in the definitive agreement. We expect to close the RideNow Transaction during the third quarter of 2021.

COVID-19 Update

In March 2020, the World Health Organization declared the COVID-19 outbreak to be a global pandemic. The rapid spread of COVID-19 resulted in governmental authorities implementing numerous measures to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, shutdowns and vaccines. We initially took aggressive action in response to the Pandemic, furloughing nearly 45% of our workforce. However, we quickly rebounded as we found the Pandemic was actually creating great demand as people, weary of staying at home found riding an off-road vehicle in the wide-open, socially distant spaces of tracks and trails to be appealing. While the manufacturers curtailed or shut down operations for a time, and our supply of new vehicles declined, our off-road vehicle demand increased significantly. For the quarter ended June 30, 2020, our vehicles sold, revenue and gross profit were up 57.1%, 49.8% and 58.1%, respectively compared to the quarter ending March 31, 2020. This trend continued throughout the remainder of 2020, and we believe demonstrates that we have been successful in navigating the impact of COVID-19 on our business to date and that our business model makes us well-positioned to meet expected customer demand during the current COVID-19 pandemic. We will continue to evaluate the nature and extent of the impact to our business and our results of operations and financial condition as circumstances evolve surrounding the COVID-19 pandemic.

Results of Operations

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our combined financial statements, which have been prepared in accordance with United States generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions, impacting our reported results of operations and financial condition.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of assets and liabilities and the recognition of income and expenses. Management considers these accounting policies to be critical accounting policies. The estimates and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. The significant accounting policies and estimates which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to Note 1 — Summary of Significant Accounting Policies of the audited Combined Financial Statements and notes thereto for the years ended December 31, 2020, 2019 and 2018, which were included in RumbleOn’s Form 8-K that was filed on April 8, 2021, for more detailed information regarding our critical accounting policies.

Revenue Recognition

Revenue consists of the sales of new and used recreational vehicles, commissions from related finance and insurance products, sales of parts and services, and sale of other products. RideNow adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU, collectively referred to as Accounting Standards Codification (ASC) Topic 606, which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope. RideNow’s goods and services that fall within the scope of Topic 606 are recognized as revenue when promised goods or services are transferred to customers in amounts that reflect the consideration to which RideNow expects to be entitled in exchange for those goods or services.

RideNow adopted the accounting standard effective January 1, 2018, using the modified retrospective approach applied only to contracts not completed as of the date of adoption, with no restatement of comparative periods recorded an increase to retained earnings of approximately $737,000.

Valuation of Inventory

Inventories, consisting of new vehicles, are stated at the lower of cost or net realizable value on a specific identification basis. Parts and accessories inventories are stated at the weighted average cost. Used vehicles and other inventories are stated at the lower of cost or wholesale net realizable values on a specific identification basis, as determined by management.

Accounting for Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update (ASC Topic 842) that amends the accounting guidance on leases. The new standard establishes a right-of-use (ROU) model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The FASB also subsequently issued amendments to the standard, including providing an additional and optional transition method to adopt the new standard, described below, as well as certain practical expedients related to land easements and lessor accounting. The accounting standard update originally required the use of a modified retrospective approach reflecting the application of the standard to the leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements with the option to elect certain practical expedients. A subsequent amendment to the standard provides an additional and optional transition method that allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. RideNow adopted this accounting standard effective January 1, 2018, using the optional transition method with no restatement of comparative periods.

RideNow elected certain practical expedients available under the transition guidance within the new standard, which among other things, allowed it to carry forward the historical lease classification of RideNow’s existing leases. RideNow did not elect the use-of-hindsight or the practical expedient pertaining to land easements; the latter not being applicable to RideNow. The new standard also provides practical expedients for an entity’s ongoing accounting. RideNow elected the short- term lease recognition exemption for all leases that qualify. As a result, for those leases that qualify, RideNow will not recognize ROU assets or lease liabilities, and RideNow did not recognize ROU asset or lease liabilities for existing short-term leases of those assets in transition. RideNow also elected the practical expedient to not separate lease and non-lease components of leases for the majority of RideNow classes of underlying assets.

Goodwill

RideNow acquisitions have resulted in the recording of goodwill and other intangible assets. Goodwill is an asset representing operational synergies, franchise rights and future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Other intangible assets represent non-compete agreements entered into with sellers from acquired businesses.

RideNow does not amortize goodwill. Goodwill is tested for impairment annually or more frequently when events or changes in circumstances indicate that impairment may have occurred. RideNow elected to perform a quantitative goodwill impairment test for its reporting units as of December 31, 2020 and 2019, and no goodwill impairment charges resulted from the testing.

Other intangible assets identified include non-compete agreements which are intangible assets with definite lives and are carried at the acquired fair values less accumulated amortization. The non-compete agreements are amortized over the estimate useful lives.

Key Operating Metrics

We regularly review several metrics, to evaluate our business, measure our progress, and make strategic decisions. Our key operating metrics reflect what we believe will be the key drivers of our business, including increasing brand awareness, maximizing the opportunity to source the purchase of vehicles from original equipment manufacturers (OEM’s) and consumers and while enhancing the selection of vehicles we make available to our customers. Our key operating metrics also demonstrate our ability to translate these drivers into sales and to monetize these retail sales through a variety of product offerings.

Metric Segment (Non-Harley Dealerships)

	For the Years Ended December 31,
	2020	2019	2018
New Vehicles
Vehicles sold	31,491	25,124	24,946
Day’s sales of inventory	97	169	150
Total new vehicle revenue	$443,956,052	$317,978,998	$297,856,702
Gross profit per vehicle sold	$2,311	$1,198	$1,157

Used Vehicles
Vehicles sold	6,353	6,838	5,976
Day’s sales of inventory	88	95	110
Total used vehicle revenue	$64,293,419	$63,933,304	$53,252,779
Gross profit per vehicle	$1,882	$1,292	$1,253

Harley-Davidson Segment

	For the Years Ended December 31,
	2020	2019	2018
New Vehicles
Vehicles sold	2,879	3,520	3,525
Day’s sales of inventory	102	121	109
Total new vehicle revenue	$71,867,922	$79,738,881	$91,490,058
Gross profit per unit	$4,761	$3,524	$4,964

Used Vehicles
Vehicles sold	4,804	4,735	4,431
Day’s sales of inventory	73	83	77
Total used vehicle revenue	$82,031,841	$68,871,728	$60,363,476
Gross profit per vehicle sold	$2,511	$1,661	$1,092

Vehicles Sold

We define vehicles sold as the number of new and used retail vehicles sold to consumers in each period. We view vehicles sold as a key measure for several reasons. First, vehicles sold is the primary driver of our revenue and, indirectly, gross profit, since vehicle sales enable multiple complementary revenue streams, including financing, vehicle service contracts, additional parts and accessories and trade-ins. Second, vehicles sold increases the base of available customers for referrals and repeat sales. Third, vehicles sold is an indicator of our ability to retain and capture market share from our competitors.

Days Sales of Inventory

We define Day’s Sales of Inventory (DSI) as the average time in days that it takes to turn our vehicle inventory. In other words, this metric represents how many days our current stock of inventory will last. We view days sales of inventory as a useful metric due to its impact on vehicle average gross profit per unit and flooring costs. It also helps with forecasting, open-to-buy procurement strategies and simply understanding if we have enough inventory to meet the demand.

Total Vehicle Revenue

Total vehicle revenue is comprised of new and used vehicle sales. We sell vehicles primarily direct to consumer onsite at our dealerships (bricks and mortar) as well as online. Factors primarily affecting total vehicle sales are availability of inventory from OEMs as well as availability of consumer finance. The effects of COVID-19 accelerated vehicle sales in 2020 and we expect that to continue through 2021 dependent upon available inventory and consumer finance.

Gross Profit Per Unit

Gross profit is generated on new and used vehicle sales from the difference between the vehicle selling price and our cost associated with acquiring the vehicle and preparation for sale.

Components of Results of Operations

Revenue from Contracts with Customers

New and Used Recreational Vehicles

RideNow sells new and used recreational vehicles. The transaction price for a recreational vehicle sale is determined with the customer at the time of sale. Customers often trade in their own recreational vehicle to apply toward the purchase of a retail new or used recreational vehicle. The “trade-in” recreational vehicle is a type of noncash consideration measured at fair value, based on external and internal market data for a specific recreational vehicle, and applied as payment toward the contracted price of the purchased recreational vehicle.

When RideNow sells a new or used recreational vehicle, transfer of control typically occurs at a point in time upon delivery of the vehicle to the customer, which is generally at the time of sale, as the customer is able to direct the use of and obtain substantially all benefits from the recreational vehicle at such time. RideNow does not directly finance its customer’s purchases or provide leasing. In many cases, RideNow arranges third- party financing for the retail sale or lease of recreational vehicles to customers in exchange for a fee paid to RideNow by a third-party financial institution. RideNow receives payment directly from the customer at the time of sale or from a third-party financial institution (referred to as contracts-in-transit) within a short period of time following the sale. RideNow establishes provisions, which are not significant, for estimated returns and warranties on the basis of both historical information and current trends.

Parts and Service

RideNow sells parts and vehicle services related to customer-paid repairs and maintenance, repairs and maintenance under manufacturer warranties and extended service contracts, and collision-related repairs. RideNow also sells parts through wholesale and retail counter channels.

Each repair and maintenance service is a single performance obligation that includes both the parts and labor associated with the vehicle service. Payment for each vehicle service work is typically due upon completion of the service, which is generally completed within a short period from contract inception. The transaction price for repair and maintenance services is based on the parts used, the number of labor hours applied, and standardized hourly labor rates. The performance obligation for repair and maintenance service are satisfied over time and create an asset with no alternative use and with an enforceable right to payment for performance completed to date. Revenue is recognized over time based on a direct measurement of labor hours, parts and accessories that are allocated to open service and repair orders at the end of each reporting period. As a practical expedient, the time value of money is not considered since repair and maintenance services typically have a duration of one year or less. The transaction price for wholesale and retail counter parts sales is determined at the time of sale based on the quantity and price of each product purchased. Payment is typically due at time of sale, or within a short period following the sale. RideNow establishes provisions, which are not significant, for estimated parts returns based on historical information and current trends. Delivery method of wholesale and retail counter parts vary.

RideNow generally considers control of wholesale and retail counter parts to transfer when the products are shipped, which typically occurs the same day as or within a few days of sale. RideNow also offers customer loyalty points for parts and services for select franchises. RideNow satisfies its performance obligations and recognizes revenue when the loyalty points are redeemed. Amounts deferred related to the customer loyalty programs are insignificant.

Finance and Insurance

RideNow sells and receives commissions on the following types of finance and insurance products: extended service contracts, maintenance programs, guaranteed auto protection, tire and wheel protection, and theft protection products, among others. RideNow offers products that are sold and administered by independent third parties, including the vehicle manufacturers’ captive finance subsidiaries.

Pursuant to the arrangements with these third-party providers, RideNow sells the products on a commission basis. For the majority of finance and insurance product sales, RideNow’s performance obligation is to arrange for the provision of goods and services by another party. RideNow’s performance obligation is satisfied when this arrangement is made, which is when the finance and insurance product is delivered to the end customer, generally at the time of the vehicle sale. As agent, RideNow recognizes revenue in the amount of any fee or commission to which it expects to be entitled, which is the net amount of consideration that it retains after paying the third-party provider the consideration received in exchange for the goods or services to be fulfilled by that party.

RideNow’s customers are concentrated in the Sunbelt region. There are no significant judgements or estimates required in determining the satisfaction of the performance obligations or the transaction price at a point-in-time, costs to obtain the customer (i.e. commissions) do not require capitalization.

Cost of Sales

Cost of sales includes the cost to acquire, recondition, and transport recreational vehicles associated with preparing them for resale. Vehicle acquisition costs are driven by the mix of vehicles we acquire, the source of those vehicles, and supply-and-demand dynamics in the wholesale vehicle market. Reconditioning costs consist of direct costs, including parts, labor, and third-party repair expenses directly attributable to specific vehicles. Transportation costs consist of costs incurred to transport the vehicles from the point of acquisition. Cost of sales also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value.

Gross Profit

Vehicle gross profit is the vehicle sales price minus our cost of sales associated with the vehicles sold.

Gross Profit from Sales of Service, Parts and Other Revenue represents the sales price for those products and services minus the labor and material costs associated with those sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include costs and expenses for compensation and benefits, advertising, marketing and other selling expenses, rent and other facility expenses and other corporate overhead expenses, including expenses associated with information technology, outside services, legal, accounting, finance, and business development. Selling, general and administrative expenses also include the transportation cost associated with selling vehicles but exclude the cost of reconditioning, inspecting, and similar costs which are included in cost of revenue. We expect selling, general, and administrative expenses will continue to increase in future periods as we execute and aggressively expand our business through increased marketing spending and the addition of management and support personnel to ensure we adequately develop and maintain operational, financial and management controls as well as our reporting systems and procedures, but we anticipate selling, general and administrative expenses will decline as a percentage of revenue.

Interest Expense

Interest expense includes interest incurred on floor plan financing and notes payable.

Other (Income) Expense

Other (income) expense includes miscellaneous income for interest earned, cash discounts earned, vending income, cash-back incentives, cash over and short, gains and losses on capital asset disposals and other non-operating additions and deductions from income.

Seasonality

The volume of vehicles sold will generally fluctuate from quarter-to-quarter. This seasonality is caused by several factors including weather, the timing of vehicles available for sale from the OEM’s or selling consumers, the quality of vehicles, temperature, and weather in the state where the dealership is located. Warmer weather locations typically experience less seasonality than colder weather locations when it comes to motorcycle sales. As a result, revenue and operating expenses related to volume will fluctuate accordingly on a quarterly basis. The fourth calendar quarter typically experiences lower sales as well as additional costs associated with the holidays and winter weather.

Results of Operations

The following table provides the results of operations for the years ended December 31, 2020, 2019 and 2018, including key financial information relating to our business and operations. The financial information should be read in conjunction with our audited Combined Financial Statements for the years ended December 31, 2020, 2019 and 2018, which were included in RumbleOn’s Form 8-K filed on April 8, 2021.

	12/31/2020	12/31/2019	Change	12/31/2018	Change
Revenue:
New vehicles	$515,823,974	$397,717,879	$118,106,095	$389,346,760	$8,371,119
Used vehicles	146,325,260	132,805,032	13,520,228	113,616,255	19,188,777
Service, parts and others	164,895,944	151,849,099	13,046,845	146,211,431	5,637,668
Finance and insurance	71,845,220	53,868,710	17,976,510	50,180,259	3,688,451
Total revenue	898,890,398	736,240,720	162,649,678	699,354,705	36,886,015

Cost of Sales
New vehicles	429,345,954	355,214,641	74,131,313	344,534,573	10,680,068
Used vehicles	122,306,144	116,104,217	6,201,927	100,863,191	15,241,026
Service, parts and others	91,017,529	83,372,418	7,645,111	81,383,081	1,989,337
Total cost of sales	642,669,627	554,691,276	87,978,351	526,780,845	27,910,431

Gross profit	256,220,771	181,549,444	74,671,327	172,573,860	8,975,584

Selling, general and administrative expenses	154,520,040	137,201,905	17,318,135	128,929,516	8,272,389

Depreciation and amortization expenses	4,087,914	3,752,922	334,992	3,868,513	(115,591)

Operating income	97,612,817	40,594,617	57,018,200	39,775,831	818,786

Other Income (Expense)
Floor plan interest	(3,051,930)	(5,528,416)	2,476,486	(4,147,134)	(1,381,282)
Interest expense-other	(3,904,879)	(4,551,687)	646,808	(4,416,800)	(134,887)
Interest income	840,454	986,756	(146,302)	721,953	264,803
Management fee expense			0	(672,256)	672,256
Total other income (expense)	1,126,614	1,215,627	-89,013	440,687	774,940
Total other (expense)	(4,989,741)	(7,877,720)	2,887,979	(8,073,550)	195,830

Net Income	$92,623,076	$32,716,897	$59,906,179	$31,702,281	$1,014,616

Revenue and Gross Profit

Metric Segment (Non-Harley-Davidson Dealerships)

	12/31/2020	12/31/2019	Change	12/31/2018	Change
Vehicles sold:
New vehicles	31,491	25,124	6,367	24,946	178
Used vehicles	6,353	6,838	(485)	5,976	862
Total vehicles sold	37,844	31,962	5,882	30,922	1,040

Revenue
New vehicles	$443,956,052	$317,978,998	$125,977,054	$297,856,702	$20,122,296
Used Vehicles	64,293,419	63,933,304	360,115	53,252,779	10,680,525
Service, parts and others	107,944,239	94,333,391	13,610,848	88,976,588	5,356,803
Finance and insurance	56,043,846	39,373,914	16,669,932	35,618,902	3,755,012
Total revenue	$672,237,556	$515,619,607	$156,617,949	$475,704,971	$39,914,636

Gross profit
New vehicles	$72,769,806	$30,100,315	$42,669,491	$27,315,618	$2,784,697
Used Vehicles	11,954,490	8,836,417	3,118,073	7,913,522	922,895
Service, parts and others	48,243,382	42,436,242	5,807,140	39,162,684	3,273,558
Finance and insurance	55,820,441	39,387,608	16,432,833	36,586,510	2,801,098
Total gross profit	$188,788,119	$120,760,582	$68,027,537	$110,978,334	$9,782,248

Revenue per Vehicle
New vehicles	$14,098	$12,656	$1,442	$11,940	$716
Used Vehicles	$10,120	$9,350	$770	$8,911	$439
Service, parts and others	$2,852	$2,951	$(99)	$2,877	$74
Finance and insurance	$1,481	$1,232	$249	$1,152	$80
Total revenue per vehicle	$17,763	$16,132	$1,631	$15,384	$748

Gross profit per Vehicle
New vehicles	$2,311	$1,198	$1,113	$1,095	$103
Used Vehicles	$1,882	$1,292	$590	$1,324	$(32)
Service, parts and others	$1,275	$1,328	$(53)	$1,266	$62
Finance and insurance	$1,475	$1,232	$243	$1,183	$49
Total gross profit	$4,989	$3,778	$1,211	$3,589	$189

Harley-Davidson Segment

	12/31/2020	12/31/2019	Change	12/31/2018	Change
Vehicles sold:
New vehicles	2,879	3,520	(641)	3,525	(5)
Used vehicles	4,804	4,735	69	4,431	304
Total vehicles sold	7,683	8,255	(572)	7,956	299

Revenue
New vehicles	$71,867,922	$79,738,881	$(7,870,959)	$91,490,058	$(11,751,177)
Used Vehicles	82,031,841	68,871,728	13,160,113	60,363,476	8,508,252
Service, parts and others	56,951,705	57,515,708	(564,003)	57,234,843	280,865
Finance and insurance	15,801,375	14,494,796	1,306,579	14,561,357	(66,561)
Total revenue	$226,652,843	$220,621,113	$6,031,730	$223,649,734	$(3,028,621)

Gross profit
New vehicles	$13,708,214	$12,402,923	$1,305,291	$17,496,569	$(5,093,646)
Used Vehicles	12,064,626	7,864,398	4,200,228	4,839,542	3,024,856
Service, parts and others	25,635,033	26,040,439	(405,406)	25,665,666	374,773
Finance and insurance	16,024,780	14,481,102	1,543,678	13,593,749	(887,353)
Total gross profit	$67,432,653	$60,788,862	$6,643,791	$61,595,526	$(806,664)

Revenue per Vehicle
New vehicles	$24,963	$22,653	$2,310	$25,955	$(3,302)
Used Vehicles	$17,076	$14,545	$2,531	$13,623	$922
Service, parts and others	$7,413	$6,967	$446	$7,194	$(227)
Finance and insurance	$2,057	$1,756	$301	$1,830	$(74)
Total revenue per vehicle	$29,501	$26,726	$2,775	$28,111	$(1,385)

Gross profit per Vehicle
New vehicles	$4,761	$3,524	$1,237	$4,964	$(1,440)
Used Vehicles	$2,511	$1,661	$850	$1,092	$569
Service, parts and others	$3,337	$3,155	$182	$3,226	$(71)
Finance and insurance	$2,086	$1,754	$332	$1,709	$45
Total gross profit	$8,777	$7,364	$1,413	$7,742	$(378)

Revenue

Year Ended December 31, 2020 Compared to December 31, 2019

Total revenue increased $162,649,679 to $898,890,399 compared to $736,240,720 in 2019. The increase was primarily due to an increase of $118,106,095 and $13,520,228 in new and used vehicle sales respectively plus an increase of $13,046,845 in sales of service, parts and other income and an increase of $17,976,511 in finance and insurance income, net. The increase was primarily attributable to an increase of 5,310 in the number of new and used vehicles that were sold to 45,527 compared to 40,217 in 2019 and an increase of $1,437 in the average total revenue per unit to $19,744 compared to $18,307 in 2019.

Total new vehicle sales increased $118,106,095 to $515,823,974 compared to $397,717,879 in 2019. $85,935,808 of this increase resulted from an increase of 5,726 in vehicles sold to 34,370 compared to 28,644 for 2019. The balance of the increase of $32,170,287 was primarily attributable to an increase in the average selling price per vehicle of $1,123 to $15,008 compared to 13,885 for 2019. Substantially all new vehicle categories were up in 2020 compared to 2019. The largest increase was driven by the Utility Vehicle Market (or side-by-side) which increased 58.8%. There was strong demand for this product, particularly the sport models in Arizona, Nevada and Florida where families can have fun socially distancing on the vast amounts of public land available.

Total used vehicle sales increased $13,520,228 to $146,325,260 compared to $132,805,032 in 2019. The increase was entirely due to an increase in average selling price per vehicle as the total unit volume actually decreased by 416 down from 11,573 in 2019 to 11,157 in 2020. Overall used unit decrease was due to a switch to new units which The increase in price is attributable to more expensive Harley-Davidson motorcycles which increased 69 units from 4,734 to 4,804.

Total service, parts and other income increased $13,046,845 to $164,895,944 compared to $151,849,099 in 2019. This was primarily due to the increase of 5,310 vehicles sold in 2020. Service revenue increased $3,607,876 while parts accessories and apparel income increased $9,438,969. The average service, parts and other income per vehicle decreased $154 to $3,622 compared to $3,776 om 2019.

Total finance and insurance income increased $17,976,511 to $71,845,221 compared to $53,868,710 in 2019. This was primarily due to the increase of 5,310 vehicles sold in 2020. This increase resulted in an increase of sales of insurance products of $711,226, maintenance and service contracts of $9,401,447, documentation fees of $4,922,333 and finance and other income of $2,941,454.

Metric Segment (Non-Harley-Davidson) total revenue increased $156,617,949 to $672,237,556 compared to $515,619,607 in 2019. The increase was primarily attributable to the sale of 37,844 vehicles, which was 5,882 more vehicles sold than the 31,962 vehicles that were sold in 2019. In addition, the overall average revenue per vehicle sold increased $1,631 to $17,763 compared to $16,132 in 2019. This increase in revenue included $125,977,054 from the sale of new vehicles at an average sales price per vehicle of $14,098 compared to $12,656 in 2019. Revenue from used vehicle sales increased a nominal amount of $360,115 at an average sales price per vehicle of $10,120 compared to $9,350 in 2019. Sales of service, parts and other income increased $13,610,848 and sale of finance and insurance products increased $16,669,932.

Harley-Davidson total revenue increased $6,031,730 to $226,652,843 compared to $220,621,113 in 2019. The increase was primarily attributable to an increase in used vehicle sales of $13,160,113 at an average sales price per vehicle of $17,076 compared to $14,545 in 2019, offset by a decrease of $7,870,959 in new vehicle sales at an average sales price of $24,963 compared to $22,653 in 2019. Sales of service, parts and other income decreased $564,003 while sales of finance and insurance products increased $1,306,579.

Year Ended December 31, 2019 Compared to December 31, 2018

Total revenue increased $36,886,015 to $736,240,720 compared to $699,354,705 in 2018. The increase was primarily due to an increase of $8,371,119 and $19,188,777 in new and used vehicle sales respectively plus an increase of $5,637,668 in sales of service, parts and other income and an increase of $3,688,451 in finance and insurance income, net. The increase was primarily attributable to an increase of 1,339 in the number of new and used vehicles that were sold to 40,217 compared to 38,878 in 2018 and an increase of $319 in the average total revenue per unit to $18,307 compared to $17,988 in 2018.

Total new vehicle sales increased $8,371,119 to $397,717,879 compared to $389,346,760 in 2018. $2,402,105 of this increase resulted from an increase of 173 vehicles sold to 28,644 compared to 28,471 for 2018. The balance of the increase of $5,969,014 was primarily attributable to an increase in the average selling price per vehicle of $210 to $13,885 compared to 13,675 for 2018. The slight increase was attributable to the Metric segment as Harley-Davidson was flat in 2018.

Total used vehicle sales increased $19,188,777 to $132,805,032 compared to $113,616,255 in 2018. The increase was in part due to an increase of 1,166 in vehicles sold to 11,573 compared to 10,407 in 2018. In addition, the average selling price per vehicle sold increased $558 to $11,475 compared to $10,917 in 2018. The increase in price is attributable to more expensive Harley-Davidson motorcycles which increased 69 units from 2018 to 2019.

Total service, parts and other income increased $5,637,668 to $151,849,099 compared to $146,211,431 in 2018. This was primarily due to the 1,339, increase in vehicles sold in 2019. Service revenue increased $3,088,108 while parts accessories and apparel income increased $2,549,560. The average service, parts and other income per vehicle increased $15 to $3,776 compared to $3,761 in 2018.

Total finance and insurance income, net increased $3,688,451 to $53,868,710 compared to $50,180,259 in 2018. This was primarily due to the 1,339, increase in vehicles sold in 2019. This increase resulted in an increase of sales of insurance products of $501,748, maintenance and service contracts of $1,785,322, documentation fees of $1,250,534, and the $652,595 in other finance products.

Metric Segment (Non-Harley-Davidson) total revenue increased $39,914,636 to $515,619,607 compared to $475,704,971 in 2018. The increase was primarily attributable to the sale of 31,962 vehicles, which was 1,040 more vehicles sold than the 30,922 vehicles that were sold in 2018. In addition, the overall average revenue per vehicle sold increased $748 to $16,132 compared to $15,384 in 2018. This increase in revenue included $20,122,296 from the sale of new vehicles at an average sales price per vehicle of $12,656 compared to $11,940 in 2018. Revenue from used vehicle sales increased $7,110,697 at an average sales price per vehicle of $9,350 compared to $8,911 in 2018. Sales of service, parts and other income increased $5,356,803 and sale of finance and insurance products increased $3,755,012.

Harley-Davidson total revenue decreased $3,028,621 to $220,621,113 compared to $223,649,734 in 2018. The decrease was primarily attributable to a decrease in new vehicle sales of $11,751,177 at an average sales price of $22,653 per vehicle sold compared to $25,955 in 2018. This decrease was offset by an increase in used vehicle sales of $8,508,252 to $68,871,728 compared to $60,363,476 in 2018 at an average sales price per vehicle of $14,545 compared to $13,623 in 2018. Sales of service, parts and other income increased $280,865 while sales of finance and insurance products decreased $66,561.

Gross Profit

Year Ended December 31, 2020 Compared to December 31, 2019

Total gross profit increased $74,671,328 to $256,220,772 compared to $181,549,444 in 2019. The increase was primarily due to an increase in gross profit of $43,974,782 and $7,318,301 from new and used vehicle sales, respectively, plus an increase of $5,401,734 in sales of service, parts and other income and an increase of $17,976,511 in finance and insurance income, net. The increase was primarily attributable to an increase of 5,310 in the number of new and used vehicles that were sold to 45,527 compared to 40,217 in 2019 and an increase in the gross margin to 28.5% compared to 24.7% in 2019.

The gross profit on new vehicle sales increased $43,974,782 to $86,478,020 compared to $42,503,238 in 2019. $14,406,616 of this increase resulted from an increase of 5,726 in vehicles sold to 34,370 compared to 28,644 for 2019. The balance of the increase of $29,568,166 was primarily attributable to the increase in the gross margin to 16.8% compared to 10.7% in 2019. This increase resulted from an increase in the average selling price per vehicle of $1,123 to $15,008 compared to 13,885 in 2019 and the change mix of vehicles sold. Off-road vehicle sales accounted for 64.2% of new vehicle sales in 2020 compared to 54.6% in 2019 and the gross margin on these sales were 16.1% in 2020 compared to 10.7% in 2019.

The gross profit on used vehicle sales increased $7,318,301 to $24,019,116 compared to $16,700,815 in 2019. $8,213,949 of this increase was attributable to an increase in the gross margin on vehicles sold to 16.4% compared to 12.6% for 2019 offset by a decrease of $895,648 due to a reduction in the number of used vehicles sold of 416 to 11,157 compared to 11,573 in 2019. The increase in the gross margin was due to an increase in the average selling price per vehicle of $1,640 to $13,115 compared to $11,475 in 2019 and the change in mix of vehicles sold. Off-road vehicle sales accounted for 20.2% of used vehicle sales in 2020 compared to 12.9% in 2019 and the gross margin on these sales were 19.9% in 2020 compared to 18.1% in 2019.

Total gross profit on service, parts and other income increased $5,401,734 to $73,878,415 compared to $68,476,681 in 2019. This was primarily due to the 5,310, increase in vehicles sold in 2020 offset by a reduction of $80 in the average gross profit per vehicle sold to $1,623 compared to $1,703 in 2019. The average gross margin on service income was 77.0% compared to 75.7% in 2019 and the average gross margin on parts and other income was 31.5% compared to 31.9% in 2019.

Total gross profit on finance and insurance income increased $17,976,511 to $71,845,221 compared to $53,868,710 in 2019. This was primarily due to the 5,310, increase in vehicles sold in 2020. This increase resulted in an increase of sales of insurance products of $711,226, maintenance and service contracts of $9,401,447, documentation fees of $4,922,333 and finance and other income of $2,941,454.

Metric Segment (Non-Harley-Davidson) total gross profit increased $68,027,537 to $188,788,119 compared to $120,760,582 in 2019. $14,714,137 of this increase was attributable to the increase of 5,882 in vehicles sold to 37,844 compared to 31,962 in 2019. The remaining $27,955,354 increase in gross profit on sales of vehicles was due to the increase in the gross profit margin to 28.1% compared to 23.4% in 2019. The increase of $5,807,140 for sales of service, parts and other income of $5,807,140 and $16,432,833 for sales of finance and insurance products was due to the increase in sales of 2020 compared to 2019.

Harley-Davidson Segment total gross profit increased $6,643,791 to $67,432,653 compared to $60,788,862 in 2019. The increase was primarily attributable to an increase in the gross profit on vehicle sales of $5,505,519 plus an increase in finance and insurance offset by a reduction in the margin on service, parts and other income of $405,406. The overall gross margin increased to 29.8% compared to 27.5% in 2019.

Year Ended December 31, 2019 Compared to December 31, 2018

Total gross profit increased $8,975,584 to $181,549,444 compared to $172,573,860 in 2019. The increase was primarily due to an increase in gross profit of $3,648,331 for service, parts and other income and $3,688,451 from sales of finance and insurance products. The gross profit on sales of new vehicles declined $2,308,949 due primarily to the decrease in the gross margin to 10.7% compared to 11.5% in 2018. The gross profit on sales of used vehicles increased $3,947,751 due in part to the increase in the gross margin to 12.6% compared to 11.2% in 2019, and in part due to the increase of 1,339 in the number of vehicles sold to 40,217 compared to 38,878 in 2018.

The gross profit on new vehicle sales decreased $2,308,949 to $42,503,238 compared to $44,812,187 in 2018. $2,565,681 of this decrease was due to a decrease in the gross margin to 10.7% compared to 11.5% in 2019, which was offset by a slight increase in gross profit due to an increase of 173 of vehicles sold in 2019 and an increase of $210 in the average sales price per vehicle sold. Off-road vehicle sales accounted for 54.6% of new vehicle sales in 2019 compared to 54.0% in 2018 and the gross margin on these sales were 10.7% in 2019 compared to 10.3% in 2018.

The gross profit on used vehicle sales increased $3,947,751 to $16,700,815 compared to $12,753,064 in 2019. $2,265,213 of this increase was attributable to an increase in the gross margin on vehicles sold to 12.6% compared to 11.2% for 2019. In addition, the gross profit on used vehicle sales increased $1,682,538 due to the increase of 1,166 in used vehicles sales to 11,573 compared to 10,407 in 2018. Off-road vehicle sales accounted for 12.9% of used vehicle sales in 2019 compared to 11.2% in 2018 and the gross margin on these sales were 18.1% in 2019 compared to 21.7% in 2018.

Total gross profit on service, parts and other income increased $3,688,451 to $53,868,710 compared to $50,180,259 in 2018. This was primarily due to the 1,339, increase in vehicles sold in 2019 plus an increase of $36 in the average gross profit per vehicle sold to $1,703 compared to $1,667 in 2018. The average gross margin on service income was 75.7% compared to 76.6% in 2018 and the average gross margin on parts and other income was 31.9% compared to 31.2% in 2018.

Total gross profit on finance and insurance income increased $3,688,451 to $53,868,710 compared to $50,180,259 in 2018. This was primarily due to the 1,339, increase in vehicles sold in 2019. This increase resulted in an increase of sales of insurance products of $501,748, maintenance and service contracts of $1,785,322, documentation fees of $1,250,534, and the $652,595 in other finance products.

Metric Segment (Non-Harley-Davidson) total gross profit increased $9.782.248 to $120,760.582 compared to $110,978.334 in 2018. $2,571,453 of this increase was attributable to the increase in the gross margin to 23.4% compared to 23.3% in 2018, The remaining $213,244 increase in gross profit from sales of vehicles was due to the increase of 1,040 in vehicles sold to 31,962 compared to 30,922 in 2018. The increase of $3,273,558 for sales of service, parts and other income and $2,801,098 for sales of finance and insurance products was due to the increase in sales of 2020 compared to 2019.

Harley-Davidson Segment total gross profit decreased $806,664 to $60,788,862 compared to $61,595,526 in 2018. The decrease was primarily attributable to a decrease in the gross profit on new vehicle sales of $5,093,646 offset by an increase in gross profit on used vehicle sales of $3,024,856. The gross margin on new vehicle sales decreased to 15.6% compared to 19.1% in 2018, while the gross margin on used vehicle sales increased to 11.4% compared to 8.0% in 2018.

Selling, General and Administrative Expenses

	12/31/2020	12/31/2019	Change	12/31/2018	Change
Compensation and related costs	$104,155,686	89,208,574	14,947,112	83,050,940	6,157,634
Advertising and marketing	6,235,122	6,614,120	(378,998)	4,814,451	1,799,669
Other selling expenses	6,295,203	4,018,394	2,276,809	3,412,819	605,575
Professional fees	1,950,638	951,367	999,271	1,466,475	(515,108)
Facility expenses	25,330,533	25,067,345	263,188	23,910,624	1,156,721
General and administrative expenses	10,552,861	11,342,105	(789,244)	12,274,207	(932,102)
	$154,520,043	$137,201,905	$17,318,138	$128,929,516	$8,272,389

Year Ended December 31, 2020 Compared to December 31, 2019

Selling, general and administrative expenses increased by $17,318,138 to $154,520,043 (17.2% of total revenue) compared to $137,201,905 (18.5% of total revenue) in 2019. Compensation and related costs expense increased $14,947,112 to $104,155,686 compared to $89,208,574 in 2019. This large increase in compensation was due to selling commissions which are variable pay plans that increase or decrease as sales go up and down. Overall advertising, marketing and other selling expenses for 2020 were comparable to 2019. However, the Company committed less funds to direct advertising expenditure due to COVID-19. The increase in facilities expense was primarily due to annual CPI increases built into the leases and additional warehouse rent due to the increase in UTV (side by side) vehicles which are the size of an automobile. The overall reduction in general and administrative expenses were due curtailment of costs due primarily to the COVID-19 pandemic.

Year Ended December 31, 2019 Compared to December 31, 2018

Selling, general and administrative expenses increased by $8,272,389 to $137,201,905 (18.5% of total revenue) compared to $128,929,516 (18.5% of total revenue) in 2018. Compensation and related costs expense increased $6,157,634 to $89,208,574 compared to $83,050,940 in 2018. This large increase in compensation was due to selling commissions which are variable pay plans that increase or decrease as sales go up and down. Overall advertising, marketing and other selling expenses for 2019 increased $1,799,669 and $605,575, respectively. These increases are in line with the 2019 at 0.7% of revenue. The company ramped up its digital marketing spend and moved away from the more traditional forms of advertising which seems to be working.   The increase in facilities expense was primarily due to additional new locations from acquisitions in Florida, Texas and Arizona as well as general CPI annual rent increases.  The overall reduction in general and administrative expenses were due in 2019 were related to shop supply credits which reduced our supplies and tools expense account.  We did a better job of charging shop supply fees to our customers on repair orders in 2019 versus 2018 which led to a large reduction in general and administrative expenses.

Depreciation and Amortization

Year Ended December 31, 2020 Compared to December 31, 2019

Depreciation and Amortization increased by $334,992 to $4,087,914 (0.5% of total revenue) compared to $3,752,922 (0.5% of total revenue) in 2019.

Year Ended December 31, 2019 Compared to December 31, 2018

Depreciation and Amortization decreased by $115,591 to $3,752,922 (0.5% of total revenue) compared to $3,868,513 (0.6% of total revenue) in 2018.

Interest Expense

Year Ended December 31, 2020 Compared to December 31, 2019

Floor plan interest expense decreased $2,476,486 to $3,051,930 in 2020 compared to $5,528,416 in 2019. The large decrease is attributable to significantly lower new inventory due to increased demand and supply shortage from the OEM’s. As of December 31, 2020, the outstanding balances on our floor plan notes payable was $68,533,679 compared to $162,975,930 as of December 31, 2019. Other interest expense decreased $646,808 to $3,904,879 compared to $4,551,687 in 2019. The decrease was due to lowering principal balances on long-term notes payable.

Year Ended December 31, 2019 Compared to December 31, 2018

Floor plan interest expense increased $1,381,282 to $5,528,416 in 2019 compared to $4,147,134 in 2018. As of December 31, 2019, the outstanding balances on our floor plan notes payable was $162,975,930 compared to $149,859,103 as of December 31, 2018. Other interest expense increased $134,887 to $4,551,687 compared to $4,416,800 in 2018.

Other Income (Expense), Net

Year Ended December 31, 2020 Compared to December 31, 2019

Other income (expense) includes miscellaneous income for interest earned, cash discounts earned, vending income, cash-back incentives, cash over and short, gains and losses on capital asset disposals and other non-operating additions and deductions from income. Other income (expense) declined by $89,012 to $1,126,614 compared to $1,215,627 for 2019.

Year Ended December 31, 2019 Compared to December 31, 2018

Other income (expense) increased by $774,940 to $1,215,627 compared to $440,687 for 2018.

Liquidity and Capital Resources

We had the following sources of liquidity available for the years ended December 31, 2020, 2019 and 2018:

	12/31/2020	12/31/2019	12/31/2018
Cash and Cash Equivalents	$3,905,686	$4,980,718	$6,706,049
Cash sweep account balance (1)	56,521,530	14,468,120	2,569,630
Availability under short-term revolving line of credit	19,000,000	0	19,000,000
Availability under floor plan notes	186,325,321	74,906,198	88,023,025
	$265,752,537	$94,355,036	$116,298,704

(1)	RideNow is a participant in a Cash Sweep Account arrangement with a bank and its affiliates. The Cash Sweep Account combines the cash balances of all the participating affiliates and invests excess cash on a daily basis. Interest is paid to each participant based on the average cash balance in the Cash Sweep account over the course of the year. Any participant that develops an overdraft cash balance is charged interest. For the years ended December 31, 2020,2019 and 2018, the Cash Sweep Account was earning interest at 1.10%,3.11% and 2.89%, respectively, and for overdraft balances, the interest charged was 3.25%,3.50% and 3.75%, respectively.

Our capital allocation strategy focuses on growing long-term value for our owners and shareholders. We invest capital in our business to maintain and upgrade existing facilities as well as other strategic and technology initiatives. We also deploy capital opportunistically to complete acquisitions and improve facilities of newly acquired dealerships. For the years ended December 31, 2020, 2019 and 2018 the following table summarizes our capital expenditures:

	12/31/2020	12/31/2019	12/31/2018
Purchases of property and equipment	$2,101,473	$2,774,476	$1,972,391
Purchases of net assts through business combinations	1,748,842	4,638,218	5,366,161
Proceeds from sale of property and equipment	(106,289)	(239,189)	(72.175)
	$3,744,026	$7,173,505	$7,266,377

As of December 31, 2020, 2019 and 2018, excluding lease liabilities, the outstanding principal amount of indebtedness was $101,947,256, $204,397,360 and $179,392,480, respectively, summarized in the table below. See Notes to our audited Combined Financial Statements for the years ended December 31, 2020, 2029 and 2018, which were included in RumbleOn’s Form 8_K that was filed on April 8, 2021.

	12/31/2020	12/31/2019	12/31/2018
Asset-Based Financing:
Floor plan notes payable	$68,533,679	$162,975,930	$149,859,103
Revolving line of credit	-	18,000,000	-
Total asset-based lending	68,533,679	180,975,930	149,859,103
Notes payable-related parties	7,411,322	14,069,533	17,744,476
Notes payable-PPP loans	19,039,229	-	-
Notes payable-other	6,963,026	9,351,897	11,788,901
	$101,947,256	$204,397,360	$179,392,480

The following table sets forth a summary of our cash flows for the years ending December 31, 2020, 2019 and 2018:

	12/31/2020	12/31/2019	12/31/2018
Net cash provided by operating activities	$69,739,318	$1,697,260	$(20,171,041)
Net cash used in investing activities	(3,744,026)	(7,173,505)	(7,266,377)
Net cash provided by (used in) financing activities	(67,070,324)	3,750,914	26,761,533
Net increase (decrease) in cash	$(1,075,032)	$(1,725,331)	$(675,885)

Operating Activities

Our primary sources of operating cash flows result from the sales of new and used vehicles and ancillary products and services and our floor plans. Our primary uses of cash from operating activities are purchases of inventory, personnel-related expenses, selling expenses, facility costs and other administrative expenses. For the year ended December 31, 2020 and 2019, the net cash provided by operating activities was $69,739,318, and $1,697,260, respectively. In 2020 the principal reasons for the increase in cash from operating activities was due to the large increase in profitability of the business which contributed $92,623,076 in net income.

Investing Activities

Net cash used in investing activities consists primarily of cash used in capital additions and activity from business acquisitions. For the years ended December 31, 2020, 2019 and 2018 cash used in investing activities was $3,744,026, $7,173,505, and $7,266,377, respectively.

Financing Activities

Cash flows from financing activities primarily relate to our short and long-term borrowing activity and contributions/distributions to or from the owners. For the years ended December 31, 2020, 2019 and 2018 cash (used in) provided by financing activities was ($67,070,324), $3,750,914, and $26,761,533, respectively.